VIA EDGAR AND OVERNIGHT DELIVERY

April 12, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20249

Attn: Mary Beth Breslin

RE:	Volcano Corporation
Registration Statement on Form S-3
Filed March 8, 2010
File No. 333-165346

Ladies and Gentlemen:

On behalf of Volcano Corporation (the “Company”), we are sending this letter in response to the comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 2, 2010 with respect to the Registration Statement on Form S-3, File No. 333-165346 (the “Registration Statement”). For the Staff’s convenience, the comment has been incorporated into this response letter.

1.	We note that you are registering the resale of shares that may be issued upon the achievement of certain events to former shareholders of CardioSpectra, Inc. pursuant to your merger agreement. We also note that the number of shares that could be issued to satisfy your payment obligations upon the achievement of these events will depend on the actual average closing price of your common stock at the time the milestones are achieved. Given that the number of shares that could be issued to satisfy your milestone payments is not a fixed number, and that the price at which the shares may be issued has not been set and will not be determined until the time you achieve the milestones, tell us why you believe it is appropriate to register the resale of these shares at this time.

General Instruction I.B.3 to Form S-3 provides that such form is appropriate for the registration of “outstanding securities to be offered for the account of any person other than the issuer…if securities of the same class are listed and registered on a national securities exchange…”. Although the term “outstanding” appears in the instruction, the Company respectfully refers the Staff to Compliance Disclosure and Interpretation Question 116.05 (February 27, 2009) and question 22 of the Manual of Publicly Available Telephone Interpretations, Letter H Form S-3 in which the Staff affirmed that the resale of earnout shares may be registered on a registration statement on Form S-3 after the consummation of the merger even if the shares have not been earned and are not outstanding at the time the registration statement is filed.

As disclosed in the Registration Statement, the potential future issuance of additional earnout shares by the Company pursuant to that certain Agreement and Plan of Merger with CardioSpectra, Inc. dated December 7, 2007 (the “Merger Agreement”) depend on the achievement of the remaining performance milestones specified in the Merger Agreement as well as the Company’s election to pay future milestone consideration in shares of the Company’s common stock. There are no other conditions that would be required to be met by either the Company or the selling stockholders for the issuance of such shares. Moreover, the exact number of earnout shares upon achievement of the specified performance milestones will be calculated based on the price of the Company’s common stock at the time such milestones are met. As a result, the exact number of earnout shares cannot be determined at the time of the filing of the registration statement. However, the Company is registering for resale a fixed, and not indeterminate, number of shares pursuant to the Registration Statement and has disclosed the assumptions used in estimating the number of potential future earnout shares to register pursuant to the Registration Statement (1,248,669 shares of common stock). In addition, the Company has included in the Registration Statement the total number of shares of common stock that each selling stockholder intends to sell based on the estimate the Company has made of the number of earnout shares that may potentially be issued in the future. Further, in the “Plan of Distribution” section of the Registration Statement, the Company notes that “Pursuant to the Merger Agreement, if the actual number of shares issued in respect of milestones achieved exceeds the number of shares registered under the registration statement, we will use commercially reasonable efforts to file, within sixty (60) days after we have notice that the shares to be issued in respect of milestones achieved exceeds the number of shares registered under the registration statement, an amendment to the registration statement or file a new registration statement on any appropriate form under the Securities Act of all such excess shares.” As such, the number of shares to be registered pursuant to the Registration Statement is a fixed number.

Lastly, the Company respectfully refers the Staff to the following registration statements on Form S-3, where the registrants registered potentially issuable shares: First Community Bancshares, Inc. filed on December 21, 2007, Spectrum Pharmaceuticals, Inc. filed on June 15, 2006, and LivePerson, Inc. filed on January 20, 2004. Each of the above mentioned registration statements registered potentially issuable shares, the issuance of which were contingent upon earnout provisions in certain agreements entered into by the respective registrants. The resale of the future earnout shares that the Company desires to register are also potentially issuable pursuant to earnout provisions, or milestone achievements, in the Merger Agreement described above.

Based on Compliance Disclosure and Interpretation Question 116.05 (February 27, 2009), question 22 of the Manual of Publicly Available Telephone Interpretations, Letter H Form S-3, and the examples listed above the Company believes that registering the resale of a fixed number of shares of common stock pursuant to the Registration Statement, which includes its good faith estimate of earnout shares that may potentially be issued in the future, while providing disclosure in the Registration Statement regarding the Company’s assumptions and the Company’s statement that it will file an amendment to the Registration Statement or a new registration statement if the actual earnout shares to be issued is higher than the shares registered, is appropriate at this time and is within the Staff’s practice of allowing the registration of potentially issuable shares on Form S-3.

Please do not hesitate to contact me at (650) 843-5190 if you have any questions or would like any additional information regarding this response.

Sincerely,

/s/ Gordon K. Ho
Gordon K. Ho

cc:	Celia A. Soehner, Division of Corporate Finance, Securities and Exchange Commission
R. Scott Huennekens, Volcano Corporation
Frederick T. Muto, Esq., Cooley Godward Kronish LLP